

November 10, 2010

Michael W. Malone
Chief Financial Officer
Polaris Industries Inc.
2100 Highway 55
Medina, MN 55340

> **Re: Polaris Industries Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **File No. 01-11411**

Dear Mr. Malone:

We have reviewed your response letter dated October 13, 2010 and have the following comment.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

1. Refer to your response to our prior comment number 5. You tell us that you have identified three operating segments: snowmobiles, off road vehicles and on road vehicles. You state that in your review of the economic characteristics of these operating segments that many operating expenses were not allocated to the operating segments, and this caused you to focus on gross profit percentage as the measure for economic characteristics. However, we note in the information reported to the CODM that you supplementally provided to us that a number of expenses have been allocated to each segment such that there are three different levels of profitability (that is, gross margin, gross profit and operating profit) presented for each segment. Please clarify.

2. You state in the response that the economic characteristics of these operating segments were determined to be similar in that the gross profit characteristics of the three operating segments were similar when viewed over an extended time. However, it appears from the information reported to the CODM that the profitability percentage for all three levels of profitability consistently differs materially between the segments in each of the two historical periods presented therein. We further note from this information that the sales

trend for the snow product appears to be dissimilar from that of the other segments. Based on the preceding, please clarify for us how you conclude that the economic characteristics are similar between your operating segments sufficient for aggregation into one reportable segment.

3. Your statement in the response that the class of customer for the products of the three operating segments is essentially the same because they are "used by outdoor enthusiasts in a recreational or utilitarian manner in a work setting" appears to be overly broad. It appears to us that each product has a specific purpose, the utility of which is largely dictated by the time of the year and weather conditions (for example, the need for snow in the winter for the snow product). In connection with this, it does not appear to us that the demand for any one of your products is dependent upon or linked to the demand of any of your other products.

We also note from the information reported to the CODM that you report discrete financial information for the parts, garments and accessories ("PG&A") division, and it includes the three different levels of profitability indicated above. We presume that you report PG&A distinctly for the purpose of assessing its performance specifically. From this information, it appears that the profitability percentages for all three levels of profitability consistently differs materially from those of the above identified operating segments in each of the two historical periods presented. It also appears to us that the production or procurement process for garments and for some accessories is dissimilar from that of the products of the operating segments.

The objective of requiring disclosures about segments stated in ASC 280-10-10-1, in part, is to help users (a) better understand an entity's performance, (b) better assess its prospects for future net cash flows, and (c) make more informed judgments about the entity as a whole. Based on the information available to us, it appears that presenting each operating segment and the PG&A division as separate reportable segments would satisfy this objective in your circumstances. Please advise. In regard to PG&A, you state that it is integral to the product line to which it relates and that PG&A products are economically tied to the wholegoods product because the PG&A products could not exist without the wholegoods product and the wholegoods product line requires PG&A to support products in the hands of consumers. In this regard, we note that such a relationship is not a basis in ASC 280-10 to aggregate operating segments into a reportable segment. Furthermore, it appears that investors would be interested in knowing the extent to which PG&A supports your overall performance on the same basis as your CODM.

You may contact Theresa Messinese at 202-551-3307 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief